

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 15, 2017

Ted W. Owen
Chief Executive Officer
Team, Inc.
13131 Dairy Ashford, Suite 600
Sugar Land, TX 77478

> **Re: Team, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 001-08604**

Dear Mr. Owen:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Terry French for

                        Carlos Pacho
                        Senior Assistant Chief Accountant
                        AD Office 11 – Telecommunications